Exhibit (a)(3)

29399 US Hwy 19 North, Suite 320

Clearwater, Florida 33761

(727) 726-8868

December 23, 2008

To Our Stockholders:

We are pleased to inform you that, on December 9, 2008, American Land Lease, Inc. (“ANL”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with GCP REIT II (“Parent”) and GCP Sunshine Acquisition, Inc., a subsidiary of Parent (“Purchaser”). Parent and Purchaser are affiliates of Green Courte Partners, LLC, a Chicago-based private equity real estate investment firm focused primarily on the ownership and operation of manufactured housing communities, retail and mixed-use properties, and parking assets.

Pursuant to the Merger Agreement, Purchaser has commenced a cash tender offer for all of the outstanding shares of common stock of ANL at a cash purchase price of $14.20 per share (subject to any applicable withholding tax), without interest.

Accompanying this letter are:

•	ANL’s Solicitation/Recommendation Statement on Schedule 14D-9,

•	Purchaser’s Offer to Purchase, dated December 23, 2008, which sets forth the terms and conditions of the tender offer, and

•	a Letter of Transmittal containing instructions as to how to tender your shares into the tender offer.

We urge you to read the enclosed materials carefully. Unless subsequently extended, the tender offer is scheduled to expire at 12:00 midnight, New York City time, at the end of January 22, 2009.

Subsequent to the consummation or termination of the tender offer (subject to certain exceptions), Purchaser will seek to merge (the “Merger”) with ANL. If the Merger is approved by the stockholders of ANL holding a majority of the outstanding shares of common stock of ANL, Purchaser and ANL will merge. In the Merger, all non-tendered shares of ANL common stock will be converted into the right to receive the same cash payment as in the tender offer, which is $14.20 net per share in cash, without interest.

The Board of Directors of ANL has determined that the Merger Agreement and the transactions contemplated thereby, including the tender offer and the Merger, are fair to and in the best interests of ANL and its stockholders, and approved the Merger Agreement and the tender offer and the Merger and the other transactions contemplated by the Merger Agreement, including the tender offer and the Merger, on the terms and subject to the conditions set forth therein. ACCORDINGLY, THE BOARD OF DIRECTORS OF ANL RECOMMENDS THAT HOLDERS OF SHARES OF ANL COMMON STOCK ACCEPT THE OFFER, TENDER THEIR SHARES TO PURCHASER PURSUANT TO THE TENDER OFFER AND APPROVE AND ADOPT THE MERGER AGREEMENT AND THE MERGER (IF APPLICABLE) IN ACCORDANCE WITH THE PROVISIONS OF THE DELAWARE GENERAL CORPORATION LAW.

In arriving at its recommendations, ANL’s Board of Directors gave careful consideration to a number of factors described in the enclosed Schedule 14D-9 that ANL has filed with the Securities and Exchange Commission. These factors include the opinion of Wachovia Capital Markets, LLC (“Wachovia Securities”), the financial advisor retained by the Board of Directors of ANL, to the effect that the cash consideration to be received by the stockholders in the tender offer and the merger is fair, from a financial point of view, to such stockholders. The full text of the Wachovia Securities opinion is attached as Annex A to the Schedule 14D-9.

The management and directors of ANL thank you for the support you have given ANL and encourage you to tender your shares in the manner described in the materials accompanying this letter.

Very truly yours,

Terry Considine

Chairman of the Board of Directors